CONNER & WINTERS

TULSA

Henry G. Will

Joseph J. McCain, Jr.

Lynnwood R. Moore, Jr.

Robert A. Curry

Steven W. McGrath

D. Richard Funk

Randolph L. Jones, Jr.

J. Ronald Petrikin

Larry B. Lipe

James E. Green, Jr.

Martin R. Wing

John W. Ingraham

Andrew R. Turner

Gentra Abbey Sorem

R. Kevin Redwine

Tony W. Haynie

Bruce W. Freeman

David R. Cordell

John N. Hove

C. Raymond Patton, Jr.

Paul E. Braden

Robert J. Melgaard

P. Scott Hathaway

Lawrence A. Hall

Timothy T. Trump

Mark E. Dreyer

Nancy E. Vaughn

Gregory D. Renberg

Mark D. Berman

Katherine G. Coyle

Rebecca S. Woodward

Beverly K. Smith

Melodie Freeman-Burney

R. Richard Love, III

Robert D. James

Stephen R. Ward

Jeffrey R. Schoborg

Anne B. Sublett

J. Ryan Sacra

Katy Day Inhofe

Jason S. Taylor

Stephan A. Wangsgard

Julia Forrester-Sellers

Melinda L. Kirk

P. Bradley Bendure

Kathryn J. Kindell

Amy M. Santee

Cara M. Hair

Alissa A. Hurley

Heather Holt Bilderback

Debra R. Stockton

Shelley L. Carter

Jed W. Isbell

______________

ATTORNEYS & COUNSELORS AT LAW

Conner & Winters, P.C.

3700 First Place Tower

15 East Fifth Street

Tulsa, Oklahoma 74103-4344

918-586-5711

Fax 918-586-8982

www.cwlaw.com

___________

Writer’s Direct Number

918-586-5691

Writer’s Fax Number

918-586-8691

Writer’s E-mail Address

lmoore@cwlaw.com

December 30, 2004

William G. von Glahn

Bob F. McCoy

John E. Barry

James R. Ryan

Russell H. Harbaugh, Jr.

David O. Cordell

OKLAHOMA CITY

Irwin H. Steinhorn

John W. Funk

Jared D. Giddens

Kiran A. Phansalkar

Mitchell D. Blackburn

Mark H. Bennett

Bryan J. Wells

Laura McCasland Holbrook

John E. Gatliff II

J. Dillon Curran

William M. Lewis

L. Belynn Whatley

______________

Peter B. Bradford

Shelia L. Darling

NORTHWEST ARKANSAS

John R. Elrod*

Greg S. Scharlau

Terri Dill Chadick

Vicki Bronson*

Todd P. Lewis*

P. Joshua Wisley

______________

Charles E. Scharlau*

WASHINGTON, D.C.

G. Daniel Miller*

______________

Henry Rose*

Erica L. Summers*

HOUSTON, TEXAS

Gregory D. Renberg

Pamela H. Stabler*

JACKSON, WYOMING

Randolph L. Jones, Jr.

SANTA FE, NEW MEXICO

Douglas M. Rather

______________

Benjamin C. Conner

1879-1963

John M. Winters, Jr.

1901-1989

*  Not Admitted in Oklahoma

Karen J. Garnett

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Jameson Inns, Inc.
Amendment No. 1 to Form S-3 filed October 22, 2004
File No. 333-119016

Dear Ms. Garnett:

In connection with your review of the captioned filing, we offer the following responses to the comments and requests contained in your November 29, 2004 letter to Thomas W. Kitchin of Jameson Inns, Inc. (the “Company”). To facilitate your review of our responses, we have restated each of your comments followed by our response. In addition, the response to each of the comments is numbered to correspond to those numbers used in your letter (all page references in the responses below refer to that page in the applicable prospectus which is included as Part I of Amendment No. 2 to the Registration Statement).

We should note that the Company plans to engage Brinson Patrick Securities Corporation to act as the sales agent in connection with the enrollment of participants in the Jameson Stock Awards Program (the “Program”) and the issuance of shares of stock in respect of the hotel stay credits that each participant earns. We have separated this aspect of the Program from the voluntary stock purchases directly from the Company which we have made the subject of a separate prospectus. The first prospectus (which is now captioned “Frequent Guest Loyalty Program” has been revised to reflect the engagement of Brinson Patrick and its role in the Program. The new prospectus, captioned “Direct Stock Purchase Program”) has been drafted to cover the voluntary stock purchases from the Company. We used the prior prospectus as the

CONNER & WINTERS, P.C.

Ms. Karen J. Garnett

December 30, 2004

basis for both of these prospectuses. We are providing to you supplementally a copy of each of these prospectuses which has been marked to show how it differs from the prospectus that was included as Part I of Amendment No. 1 to the Registration Statement.

General

Comment No. 1:

We have read your response to our comment no. 2. Please tell us whether you will receive a response email or return receipt from each participant indicating they received the notice of a new posting on your website. Also, tell us whether participants will be able to download the electronic documents from your website. We may have further comments.

The Plan Administrator will send out all e-mails and other communications to the participants in the Program. These e-mails will include notices of the availability online of the proxy statements, annual reports, prospectus supplements and other materials to which the participants are entitled. The e-mails will have links to the documents located on the website and participants will be able to download and print each of these documents. It is not anticipated that there will be a response e-mail or return receipt from each participant to whom an e-mail is sent affirming that the e-mail has been received. However, the Plan Administrator will track all “returned” e-mails which indicate that they were not received by the intended recipient. The Plan Administrator will then place in first class mail a written notice to each of these participants informing him or her of the availability of the document on-line, noting the failure of the delivery of the notification e-mail and requesting that the participant’s e-mail address be updated. The written notice will also give the website address on which the participant will be able to update his or her e-mail address and other contact information online. If, upon receipt of the mailed notice of the availability of the document, the participant is unable to access the internet or the website on which the documents are located, that participant could then make a specific request to receive a hard copy of the document or documents pursuant to the procedure outlined in the section captioned, “Incorporation of Important Information by Reference.” We have expanded our discussion of this procedure at pages 4, 16 and 20 of the Frequent Guest Loyalty Program prospectus and pages 4, 16 and 19 of the Direct Stock Purchase Program prospectus.

We are familiar with the references in the Commission’s prior releases to response e-mails or return receipts as ways for establishing the delivery of the notices or other materials by electronic means. However, we believe that the notification process which the Company and the Program Administrator plan to implement is consistent with the duties of any issuer of registered securities under the federal securities laws. Shareholder materials that are mailed are virtually never sent by registered or certified mail, so the sender normally will not have any affirmative evidence that the materials were received. The process proposed to be used by the Program Administrator is arguably more reliable in ultimately reaching the intended recipient than the

CONNER & WINTERS, P.C.

Ms. Karen J. Garnett

December 30, 2004

U.S. mail service in that an undeliverable e-mail is typically returned automatically, but a first class mailing to the wrong address will only be returned if the actual recipient takes affirmative action to cause the mailing to be returned to the sender.

The most important point to make is that each participant will receive notice of the availability electronically of any new or amended reports, supplements, proxy statements or other shareholder materials in a manner which is reasonably expected to be received. This appears to be the greatest concern of the Commission in its various releases and other pronouncements regarding electronic delivery. This is further addressed in our response to comment no. 2 below. We believe that the procedures the Company proposes to implement in this respect adequately address the concerns that have been expressed by the Commission.

Comment No. 2:

We note your response to prior comment 2. Please provide a further analysis of how your proposed program will satisfy the requirement in Section 5(b) of the Securities Act that each sale of a security must be accompanied by a Section 10(a) prospectus. Provide legal support for your analysis.

Any guest who is provided with a hard copy of an enrollment form will receive it as part of a packet that will include current prospectuses for both the award shares and the direct share purchases. The enrollment form will require that the participant confirm that he or she has received a copy of each prospectus. In addition, the reports to participants notifying them of the shares acquired for their accounts will contain links to the most current prospectuses and any current prospectus supplements.

If a participant enrolls online, the website containing the enrollment form will include a link to an electronic version of the current prospectuses. The prospectuses and all current supplements will remain online and accessible for the duration of the Program. The enrollment form will not be able to be submitted electronically unless the participant confirms by checking an appropriately labeled box that he or she has received copies of the prospectuses. See the materials provided in response to Comment No. 3 below.

These processes provide reasonable assurance that the enrolling participant will have received a copy of each prospectus at the time of submitting his or her enrollment form. No shares can be acquired by the participant until he or she has become a participant and has met the three-night requirement described on page 18 of the Frequent Guest Loyalty Program prospectus.

In the event that a prospectus supplement is filed, notice will be sent by e-mail to all participants of the filing. The e-mail will include a link to the prospectus supplement. As will be

CONNER & WINTERS, P.C.

Ms. Karen J. Garnett

December 30, 2004

the case with all other shareholder materials delivered electronically, the supplement will be downloadable and capable of being printed. If the Program Administrator receives an indication that the e-mail has not been delivered, it will follow the same procedure outlined above and send a written notice by first class mail to the intended recipient informing him or her of the filing and availability of the prospectus supplement and the website address where the prospectus supplement can be accessed and downloaded. The notice will also address the need to update the participant’s e-mail address and other contact information and instructions on how to update that information online.

We believe that this procedure does assure that a current prospectus will accompany or precede each purchase of Jameson common stock through participation in the Program and is consistent with the principles of electronic delivery set forth in Releases 33-7233 and 33-7856. In Release 33-7233, the Commission states:

“The Commission believes that the question of whether delivery through electronic media has been achieved is most easily examined by analogy to paper delivery procedures. The Commission would view information distributed through electronic means as satisfying the delivery or transmission requirements of the federal securities laws if such distribution results in the delivery to the intended recipients of substantially equivalent information as these recipients would have had if the information were delivered to them in paper form. As is the case with paper delivery, there should be an opportunity to retain a permanent record of the information.”

We believe that the procedures to be implemented in connection with the Jameson Stock Awards Program do clearly conform to this overriding principle. In this regard, we specifically refer to examples 14 and 31 of that release. Moreover, that release must be read and applied in light of the fact that it was published more than nine years ago and both the technology and public acceptance of internet communications have increased substantially since then. The consent that each participant gives in the enrollment process together with the discussions of the risks of such a consent contained in the prospectus and in the enrollment materials themselves constitute the “informed consent” contemplated by Release 33-7233 as reasonable assurance that the delivery requirements have been satisfied.

While Release 33-7856 suggests that a “global” consent by a customer of a broker dealer required as a condition of opening an account would not be sufficient evidence of delivery, we believe that the required consent in this instance is much narrower and more reasonable. This release indicates that a consent may relate to all of the documents to be delivered by or on behalf of a single issuer. The participants are not making any material capital investments in Jameson stock purely by reason of their participation and the award of the shares to them by virtue of their paid stays at Jameson hotels. The issuance of the stock to them is much more in the nature of a promotional benefit than an investment of risk capital. Electronic delivery of materials is

CONNER & WINTERS, P.C.

Ms. Karen J. Garnett

December 30, 2004

necessary from the standpoint of the issuer in order to keep the costs of the benefit reasonable. It is likely that the costs of providing a substantial number of the participants with hard copies of the shareholder materials would make implementation and maintenance of the Program cost prohibitive. Because of the nature of the Program, we believe that the requirement for a consent is reasonable, appropriate and consistent with the practicalities involved. This informed consent, then, will serve as evidence of the required delivery of the prospectus as well as all other materials required to be delivered to the Company’s shareholders when the procedures outlined in the prospectuses and this letter are followed.

Comment No. 3:

Please provide us with a copy of the disclosure each guests receives when enrolling in the Jameson Stock Awards Program.

You will be provided supplementally copies of the current drafts of the materials that Jameson has prepared and which will be provided to guests who may be interested in enrolling in the Program. This will include copies of both the paper enrollment form and the online enrollment form. The proposed procedure has changed somewhat in this filing due to the issue of whether the desk clerks might somehow be considered to be agents or salesmen under applicable state securities laws if they deliver the enrollment forms and prospectuses. The current plan is that the desk clerks may provide to guests who are not current participants with a Rule 134 compliant card or brochure which will indicate how the enrollment forms and prospectuses may be obtained. Enrollment forms will only be available online or from our sales agent, Brinson Patrick.

Comment No. 4:

We note disclosure on page 4 indicating that a participant could revoke consent to electronic delivery of your annual reports, proxy statements, prospectus supplements and other documents. Supplementally, please describe the procedures you will employ in the event a participant revoke[s] its consent to electronic delivery. Also, describe the procedures you will use in the event that electronic delivery fails. Revise the prospectus to include appropriate disclosure about these procedures.

As we have noted previously in this letter and in the prospectuses, consent to electronic delivery of documents is required as a condition to enrollment because of the much greater cost per shareholder of providing hard copies of these materials. It is anticipated that, at least initially, the Program will result in a relatively large number of new shareholders who will own only a small number of shares. As noted throughout the prospectuses, if the consent to electronic delivery is revoked, Jameson will have the right to terminate the participation by the revoking participant. As noted on page 21 under Question 16 of the Frequent Guest Loyalty Program

CONNER & WINTERS, P.C.

Ms. Karen J. Garnett

December 30, 2004

prospectus and on page 20 under Question 16 of the Direct Stock Purchase Program prospectus, upon termination of his or her participation in the Program, the whole shares held in the participant’s account will be distributed to him or her unless he or she elects to have those shares sold or there are fewer than 100 shares (increased in this filing from 25 shares in the prior filing) in the account, in which event the shares will be sold. If a participant revokes his or her consent to electronic delivery and the Company elects to terminate his or her participation in the Program, the participant will be notified of the termination by a written letter and will be given the option to receive a certificate for the shares (unless there are fewer than 100 shares in the account) or have the shares sold. If the shares are sold, the participant will receive a check for the sales proceeds less the processing fees and any brokerage commissions that are paid in connection with the sales. As is disclosed in the response to Question 16 on page 21 of the Frequent Guest Loyalty Program prospectus and page 20 of the Direct Stock Purchase Program prospectus, in no event will the termination of a participant’s participation in the Program result in any forfeiture or surrender of any shares (or the value thereof) which may have been awarded to the participant by reason of his or her stays at the Company’s hotels or any direct purchases he or she may have made. We have revised each prospectus to clarify and further explain this procedure.

In the event of the failure of an electronic delivery, the Plan Administrator will follow the procedure outlined in the response to comment no. 1. That is, if the Plan Administrator receives an indication that an e-mail notice was not delivered for any reason, a letter will be mailed by first class mail to the participant noting the failed delivery, providing the website address where the documents or other relevant materials can be located and where the e-mail address and other contact information of the participant can be updated and corrected. This is now explained more fully at pages 4, 20, 21, 23, and 24 of the Frequent Guest Loyalty Program prospectus and pages 4, 19, 20, 21 and 22 the Direct Stock Purchase Program prospectus.

Comment No. 5:

Refer to comment 5. Please expand your supplemental analysis to discuss why your officers, directors, employees or other affiliates who participate in the sale of your stock should not be required to be registered with the Commission as broker-dealers.

There has been a significant structural change to this Program since our last filing. Principally because of agent registration requirements of a number of states, the Company has engaged Brinson Patrick Securities Corporation to act as its sales agent with respect to the enrollment of participants and the issuance of stay award shares. To effect this structure, we have separated the prospectus into two separate documents, one covering the enrollment of participants and the issuance of stay award shares (captioned “Frequent Quest Loyalty Program”), and the other covering voluntary purchases of the shares directly from the Company (captioned “Direct Stock Purchase Program”). We believe that it is clear that, as discussed

CONNER & WINTERS, P.C.

Ms. Karen J. Garnett

December 30, 2004

below, there is no requirement under the Securities Exchange Act of 1934, as amended (the “1934 Act”) for the officers, directors, employees or other affiliates of the Company to register as broker dealers because of the safe harbor provisions of Rule 3a4-1 promulgated by the Commission under the 1934 Act. However, under the securities laws of certain states, a registered agent must be involved in virtually every registered offering of shares to new shareholders.

Brinson Patrick is a broker dealer registered under the 1934 Act. It will become registered in each of the states in which it is not now registered in order to perform the role contemplated by its engagement by the Company. A copy of the proposed Agent Agreement between the Company and Brinson Patrick has been added as an exhibit to the registration statement. Brinson Patrick is listed in the Frequent Guest Loyalty Program prospectus as the selling agent. Requests for information, enrollment forms and prospectuses are directed to Brinson Patrick. Enrollment forms are submitted to it for review prior to acceptance by the Company.

The requirements for making voluntary direct stock purchases have been changed slightly so that any participant desiring to make such purchase must first have received award shares in his or her account or must otherwise be an existing shareholder of the Company. Most of the states have an exception to the issuer agent registration requirements for officers and employees who are involved in effecting sales of shares of the issuer to existing shareholders.

With respect to how the broker dealer registration requirements of the 1934 Act might affect the Company’s officers, directors, employees and other affiliates, the Company is relying upon the safe harbor provisions of Rule 3a4-1 promulgated under the 1934 Act. The Company has confirmed that none of its officers, directors, employees or other associated persons who may be involved in the offers and sales of its shares pursuant to the Program (i) is subject to a statutory disqualification (as that term is defined in Section 3(a)(39) of the 1934 Act); (ii) is compensated in connection with his or her participation through the payment of any commissions or other remuneration based either directly or indirectly on transactions in securities, or (iii) is now, or at any time during the preceding 12 months, a broker or dealer or associated with a broker or dealer. None of such persons has been hired for the purpose of participating in the Program and all of them have substantial duties for or on behalf of the Company other than in connection with transactions in securities. None of such persons has participated in selling an offering of securities of the Company or any other issuer (other than in reliance on paragraphs (a)(4)(i) and (a)(4)(iii) of Rule 3a4-1 in connection with the Company’s underwritten public offering in July of this year) within the past 12 months. Finally, the activities of all of the officers, directors, employees or associated persons will be restricted to those described in at least one of subparagraphs (a)(4)(iii) (A), (B) or (C). By virtue of the foregoing, Rule 3a4-1 provides that none of such persons will be deemed to be a broker by reason of his or her participation in the administration and promotion of the Program.

CONNER & WINTERS, P.C.

Ms. Karen J. Garnett

December 30, 2004

It should be noted that it is currently contemplated that the desk clerks at each of the participating hotels will perform no acts other than to inquire about the Program membership number of those guests who are already enrolled and to provide a Rule 134 compliant card or brochure to any guests who inquire about enrolling in the Program. There will be no enrollment forms or Frequent Guest Loyalty Program prospectuses available at the front desk, or anywhere else in each hotel for that matter, and the desk clerks will be instructed to direct any questions or inquiries to the material on the Company’s website or to a Brinson Patrick representative at a toll free number.

Comment No. 6:

Please revise your disclosure to indicate whether you or the Program Administrator will send out confirmations to participants after the purchase of each security. If so, indicate whether they will send confirmations by U.S. Mail, electronic delivery, or by some other means.

As is discussed several places in the prospectuses, purchases of shares are made from the Company after the end of each month. The number of shares purchased on behalf of each participant will be determined by the amount of credit in the participant’s account reflecting 10% of the room charges paid with respect to stays by the participant during the month and any amounts paid in during the month for direct purchases. The shares will be priced at an amount equal to the average of the closing sale prices reported on The Nasdaq Stock Market for the last five trading days of each month.

We have expanded our discussion of the Program procedures on pages 2 and 19 of the Frequent Guest Loyalty Program prospectus and pages 3, 18 and 19 of the Direct Stock Purchase Program prospectus to explain that participants will receive monthly statements of the number of shares purchased for their accounts for that month (including the price paid for the shares) and the total number of shares then held by the Program Administrator for the participant. These statements will be sent by e-mail from the Program Administrator after the purchases have been completed. If any of the e-mails indicate that they were not delivered, a letter will be mailed to those participants by first class mail giving the website location where their statements can be accessed and where the participants can correct or update their e-mail addresses and other contact information. Participants will not receive statements for months in which there has been no activity in their accounts. All participants will receive at least annual statements (by e-mail) regardless of whether there has been any activity in their accounts during the year.

CONNER & WINTERS, P.C.

Ms. Karen J. Garnett

December 30, 2004

Comment No. 7:

Please confirm that you own the properties pictured in this prospectus.

The Company has confirmed that it owns all of the properties that are pictured in the prospectuses. The map on the inside of the front cover of each prospectus has been revised to eliminate the location of one Inn that was recently sold.

Risk Factors, page 4

The costs of defending and paying claims asserted against us could be substantial . . . . page 7

8. Please revise your risk factor to discuss how this risk will affect your company or the securities being offer[ed]. For example, explain how this lawsuit may have a detrimental impact on you financially.

We have revised the discussion of the litigation slightly to indicate that it may be detrimental to the Company if an adverse judgment is entered and, as a result, its good will is injured and it suffers a loss of future business.

Exhibit 5.1 – Legal Opinion

9. Counsel’s disclaimer that it is not a member of the Bar of the State of Georgia is not appropriate. Counsel must opine on the law of the state of the issuer’s incorporation. We will not object to an opinion of counsel on a jurisdiction in which counsel is not admitted to practice, as long as the opinion is not qualified as to jurisdiction. Please provide a revised opinion that omits the carve-out for Georgia law.

The statement in our opinion that we are not members of the Bar of the State of Georgia is not intended to, nor does it, qualify or restrict in any respect the opinions that are given. It has been our experience that such statements have been routinely made in many Exhibit 5 opinions without being considered to be a qualification or restriction of the opinion being given in any respect. Nevertheless, we have stricken the sentence as you have requested.

We would appreciate your earliest possible review of Amendment No. 2 to the Registration Statement and this letter in response to your comments. The Company would like to be in a position to request acceleration of the effectiveness of the Registration Statement by early January, 2005, if practicable. To expedite the conveyance of additional comments, please feel free to call me at (918) 586-5691 or Katy Inhofe at this firm at (918) 586-8543 at any time.

CONNER & WINTERS, P.C.

Ms. Karen J. Garnett

December 30, 2004

Yours very truly,

/s/ Lynnwood R. Moore, Jr.
Lynnwood R. Moore, Jr.

LRM:pp

cc:	Jameson Inns, Inc.
Jeff Shady

CONNER & WINTERS

TULSA

Henry G. Will

Joseph J. McCain, Jr.

Lynnwood R. Moore, Jr.

Robert A. Curry

Steven W. McGrath

D. Richard Funk

Randolph L. Jones, Jr.

P. David Newsome, Jr.

J. Ronald Petrikin

Larry B. Lipe

James E. Green, Jr.

Martin R. Wing

John W. Ingraham

Andrew R. Turner

Gentra Abbey Sorem

R. Kevin Redwine

Tony W. Haynie

Bruce W. Freeman

David R. Cordell

John N. Hove

C. Raymond Patton, Jr.

Paul E. Braden

Robert J. Melgaard

P. Scott Hathaway
Lawrence A. Hall

Timothy T. Trump

Mark E. Dreyer

Nancy E. Vaughn

Gregory D. Renberg

Mark D. Berman

Katherine G. Coyle

Rebecca S. Woodward

Beverly K. Smith

Melodie Freeman-Burney

R. Richard Love, III

Robert D. James

Stephen R. Ward

Jeffrey R. Schoborg

Anne B. Sublett

J. Ryan Sacra

Katy Day Inhofe

Jason S. Taylor

Julia Forrester-Sellers

Melinda L. Kirk

P. Bradley Bendure

Kathryn J. Kindell

Cara M. Hair

Alissa A. Hurley

Heather Holt Bilderback

P. Joshua Wisley

Debra R. Stockton

ATTORNEYS & COUNSELORS AT LAW

Conner & Winters, P.C.

3700 First Place Tower

15 East Fifth Street

Tulsa, Oklahoma 74103-4344

918-586-5711

Fax 918-586-8982

www.cwlaw.com

______________

Writer’s Direct Number

918-586-5691

Writer’s Fax Number

918-586-8548

Writer’s E-mail Address

lmoore@cwlaw.com

OF COUNSEL

William G. von Glahn

Bob F. McCoy

OF COUNSEL EMERITUS

John E. Barry

James R. Ryan

Russell H. Harbaugh, Jr.

David O. Cordell

OKLAHOMA CITY

Irwin H. Steinhorn

John W. Funk

Jared D. Giddens

Kiran A. Phansalkar

Mitchell D. Blackburn

Mark H. Bennett

Bryan J. Wells

Laura L. McCasland

John E. Gatliff II

Justin T. King

J. Dillon Curran

William M. Lewis

OF COUNSEL

Peter B. Bradford

Shelia L. Darling

NORTHWEST ARKANSAS

John R. Elrod*

Greg S. Scharlau

Terri Dill Chadick

Vicki Bronson*

Todd P. Lewis*

OF COUNSEL

Charles E. Scharlau*

SANTA FE, NEW MEXICO

OF COUNSEL

Douglas M. Rather

JACKSON, WYOMING

Randolph L. Jones, Jr.

WASHINGTON, D.C.

G. Daniel Miller*

OF COUNSEL

Erica L. Summers*

__________________

Benjamin C. Conner

      1879-1963

John M. Winters, Jr.

      1901-1989

*Not Admitted in Oklahoma

December 30, 2004

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Jameson Inns, Inc. Registration Statement on Form S-3

Ladies and Gentlemen:

On behalf of Jameson Inns, Inc. (the “Company”), submitted herewith for filing with your office under the Securities Act of 1933, as amended, and Regulation S-T promulgated thereunder, is a complete Amendment No. 2 to the Registration Statement on Form S-3 including exhibits, covering 2,000,000 shares of common stock of the Company to be offered in connection with the Jameson Inns, Inc. Stock Awards Program which is described in the Registration Statement. Amendment No. 2 has been marked to indicate the changes made since the filing of Amendment No. 1. A separate prospectus covering the direct stock purchases under this Program has been created. The original prospectus has been revised to cover primarily the enrollments in the Program and the issuance of shares of Jameson Inns, Inc. stock in respect of hotel stay credits. The second prospectus has also been marked to show the changes from the prospectus included in Amendment No. 1 to the Registration Statement. Also submitted herewith is the letter of the firm responding on behalf of the Company to the letter of Karen Garnett of November 29, 2004.

December 30, 2004

If you have any questions, please do not hesitate to call me at (918) 586-5691.

Yours very truly,

/S/ LYNNWOOD R. MOORE, JR.
Lynnwood R. Moore, Jr.

Enclosures

Cc: Jameson Inns, Inc.